Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

February 4, 2025

Via EDGAR Filing

Mr. Michael Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2472

Diversified Credit Portfolio of ETFs, Series 26

File Nos. 333-284068 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2472, filed on December 27, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 26 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

1. Please disclose under Principal Risks that the ETFs may invest in convertibles.

Response: Once the portfolio is selected, the section entitled Principal Risks will be revised to match the selected portfolio, including risks related to ETFs that may invest convertible securities, if appropriate.

Investment Summary — Principal Risks

2. Please disclose the risks of holding ETFs that invest substantially all of its assets in preferred securities.

Response: Once the portfolio is selected, the section entitled Principal Risks will be revised to match the selected portfolio, including risks related to ETFs that invest substantially all of its assets in preferred securities, if appropriate.

Investment Summary — Principal Risks – Page 5

3. The staff of the Commission notes the risk “The trust invests in shares of ETFs” set forth in the Principal Risks section. Please add to the risk disclosure the risk of ETFs trading at a premium to their NAV (e.g., the Trust will pay more that the ETF’s NAV).

Response: Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren